Exhibit (a)(5)(xxxvi)
GRANTED
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN RE GENENTECH, INC.	:	CONSOLIDATED
SHAREHOLDERS LITIGATION	:	CIVIL ACTION NO. 3911-VCS

STIPULATION AND AGREEMENT RESOLVING CERTAIN ISSUES
     WHEREAS, on July 21, 2008, Roche Holdings, Inc. (“Roche”), the majority stockholder of Genentech, Inc. (“Genentech”), announced a going-private plan by which it sought to acquire the approximately 44% of Genentech that it did not already own in exchange for $89.00 per share;
     WHEREAS, minority stockholders Alameda County Employees’ Retirement Association, City of Edinburgh Council as Administering Authority for the Lothian Pension Fund, and Montgomery County Employees’ Retirement Fund (“Plaintiffs”), among others, filed suit alleging, inter alia, (i) that certain provisions of an Affiliation Agreement entered into by Genentech and Roche in July 1999 purport to give Roche certain rights and establish certain processes in connection with business combinations involving Genentech in violation of Delaware law (Count I of the Consolidated Complaint), (ii) that certain provisions of Genentech’s Amended and Restated Certificate of Incorporation (the “Certificate”) that purport to give Roche certain rights and establish certain processes in connection with Genentech transactions violate Delaware law (Count II of the Consolidated Complaint), and (iii) that Roche and the three Roche designees to the board of directors of Genentech (the “Genentech Board”) breached their fiduciary duties to Genentech and its minority stockholders (Count III of the Consolidated Complaint);

     WHEREAS, on July 24, 2008, Genentech announced that (i) it had formed a special committee of the Genentech Board, consisting of three Genentech Board members not affiliated with Roche (the “Special Committee”), to consider the Roche offer and negotiate with Roche; (ii) the Genentech Board resolved that it would not recommend to stockholders or otherwise approve a merger or other business combination transaction with Roche without the prior favorable recommendation of the Special Committee; and (iii) it believes that the Affiliation Agreement does not require the Special Committee or Genentech to agree to a business combination transaction with Roche;
     WHEREAS, during status conferences with the Delaware Court of Chancery (on August 1, 2008) and the California Superior Court (on August 18, 2008), counsel for Roche stated Roche’s belief that Section 4.02 of the Affiliation Agreement complies with Delaware law and provides Genentech with additional protections not required by Delaware law;
     WHEREAS, on August 12, 2008, this Court appointed Plaintiffs as Co-Lead Plaintiffs and approved their selection of counsel;
     WHEREAS, on August 18, 2008, Co-Lead Plaintiffs filed their Consolidated Complaint along with a motion for partial summary judgment (“Plaintiffs’ Motion”) asking this Court to declare the rights and obligations of the respective parties with respect to Counts I and II of their Consolidated Complaint;
     WHEREAS, on September 5, 2008, counsel to Roche sent a letter to counsel to Co-Lead Plaintiffs responding to Plaintiffs’ Motion and, in the interest of clarity, setting forth Roche’s understanding of the provisions challenged in Plaintiffs’ Motion;

     WHEREAS, in light of Co-Lead Plaintiffs’ claims and Plaintiffs’ Motion, the parties hereto have met and conferred in an effort to determine if they could reach common ground and resolve any of the claims at issue so as to avoid protracted litigation, narrow the disputes, if any, between the parties, and conserve the resources of the parties and this Court;
     WHEREAS, Defendants have denied and continue to deny any allegations of wrongdoing in the Consolidated Complaint and are entering into this Stipulation to eliminate any uncertainty, and to avoid any doubt, concerning the parties’ interpretations of the challenged provisions of the Affiliation Agreement and the Certificate;
     NOW, THEREFORE, it is hereby stipulated and agreed, by and among the undersigned parties, through counsel, as follows:
     1. Notwithstanding any provision in the Affiliation Agreement to the contrary, Sections 2.01, 4.02, and 4.05 of the Affiliation Agreement shall not be construed to excuse, impede, or frustrate the obligation of every member of Genentech’s Board of Directors (the “Genentech Directors”), including the members of the Special Committee, to exercise their statutory and fiduciary duties in accordance with Delaware law. Specifically, Sections 2.01, 4.02 and 4.05 of the Affiliation Agreement shall not be construed as: (i) prohibiting or hindering the Genentech Directors from acting in accordance with 8 Del. C. § 251(b) in considering any proposal by Roche concerning an acquisition of, merger with, or other business combination involving Genentech; (ii) prohibiting or hindering the Genentech Directors from acting in accordance with their fiduciary duties in responding to any such proposal; or (iii) requiring the Genentech Directors to accept any such proposal, regardless of whether the proposed price in such proposal is established by Roche, investment banks, or any other party, and notwithstanding any interpretation of Section 4.05 to the contrary. Further, Roche agrees that the rights created in Section 2.01 do not require the Special Committee or the Genentech Board to accept any proposal by Roche concerning an acquisition of, merger with, or other business combination involving Genentech. Nothing in Sections 2.01, 4.02, or 4.05 of the Affiliation Agreement shall be construed to eliminate or limit the statutory and common law requirements for the consummation of a business combination involving a controlling stockholder, such as Roche.
     2. Article 9 of the Certificate is interpreted to the fullest extent permitted by Delaware law. Notwithstanding any contrary provision in the Certificate, Article 9 shall not be construed as eliminating or limiting (i) the liability of Roche or of any officer or director of Roche, including those Genentech directors designated by Roche, to Genentech or its stockholders arising from a breach of Roche’s or the officers’ or directors’ fiduciary duty of loyalty; or (ii) any requirement under Delaware law that a negotiated merger between Roche and Genentech would need to satisfy the “entire fairness” inquiry.
     3. Any acquisition by Roche of any outstanding shares of Genentech would not constitute a corporate opportunity to Genentech under the Certificate, including Article 8 relating to certain corporate opportunities, or any provision of Delaware law.

AGREED on this the 24th day of September 2008.
BY DEFENDANTS:

/s/ Daniel A. Dreisbach
Allen M. Terrell, Jr. (No. 709)
Daniel A. Dreisbach (No. 2583)
Richards Layton & Finger, P.A.
One Rodney Square
920 North King Street
Wilmington, DE 19801
(302) 651-7732
Attorneys for Defendants Roche
Holdings, Inc., Erich Hunziker, Jonathan
K. C. Knowles and William M. Burns

BY PLAINTIFFS:

/s/ Robert J. Kriner, Jr.
Pamela S. Tikellis (No. 2172) Robert J. Kriner, Jr. (No. 2546) Chimicles & Tikellis LLP One Rodney Square P.O. Box 1035 Wilmington, DE 19899 (302) 656-2500 Co-Lead Counsel for Plaintiffs

/s/ Michael J. Barry
Jay W. Eisenhofer (#2864) Michael J. Barry (#4368) Grant & Eisenhofer P.A. 1201 N. Market Street Wilmington, DE 19801 Phone: (302) 622-7000 Fax: (302) 622-7100 Co-Lead Counsel for Plaintiffs
Marc A. Topaz
Lee D. Rudy

Michael Wagner
Schiffrin Barroway Topaz & Kessler, LLP
280 King of Prussia Road
Radnor, PA 19087
(610) 667-7706
Co-Lead Counsel for Plaintiffs

APPROVED this ___ day of September 2008

Vice Chancellor

This document constitutes a ruling of the court and should be treated as such.

Court:	DE Court of Chancery Civil Action

Judge:	Leo E Strine

File & Serve Transaction ID:	21606055

Current Date:	Sep 26, 2008

Case Number:	3911-VCS

Case Name:	CONF ORDER CONS W/3912 3915 3922 3924 3927 3929 3947 3956-VCS In Re Genentech Inc Shareholder Litigation
/s/ Judge Leo E Strine